UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 2

FINJAN HOLDINGS, INC.

(Name of Subject Company)

FINJAN HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H303

(CUSIP Number of Class of Securities)

Philip Hartstein

President and Chief Executive Officer

Finjan Holdings, Inc.

2000 University Avenue, Suite 600

East Palo Alto, CA 94303

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jason Day

Jeffrey Beuche

Kara E. Tatman
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, CO 80202
(303) 291-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Finjan Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on June 24, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CFIP Goldfish Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of CFIP Goldfish Holdings LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding Company’s common stock, par value $0.0001 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price equal to $1.55 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020, and in the related Letter of Transmittal, in each case, as may be amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Explanatory Note:

As previously disclosed on July 8, 2020, several purported stockholders have filed putative class action lawsuits challenging, among other things, the adequacy of the disclosures made in connection with the Transactions. The Company and the other defendants in these lawsuits vigorously deny that they have committed any violation of law or engaged in any wrongful conduct as alleged in the lawsuits, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties. The Company and the other defendants in these lawsuits do not believe that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, solely to avoid risk of delay or other adverse effect on completion of the Transactions arising from these lawsuits, to moot the plaintiffs’ disclosure claims, to avoid nuisance and to minimize the costs associated with defending these lawsuits, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. The Company believes that all of the additional disclosures are immaterial, are not required by law or regulation and do not provide any benefit to the Company's stockholders. None of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The Company’s additional disclosures are as follows:

Item 4.  The Solicitation or Recommendation

(a)         Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board —Background of the Offer” is hereby amended and supplemented by deleting the last sentence of the tenth paragraph under such heading, which appears on  page 14 of the Schedule 14D-9, and replacing it with the following:

“The confidentiality agreements were substantively similar and none included a “standstill” provision.”

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(b)         Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board —Background of the Offer” is hereby amended and supplemented by adding the following sentence to the first paragraph under such heading on page 22 of the Schedule 14D-9:

“The preliminary analysis indicated the Company’s liquidation value was approximately $0.70 per share based on recent cash balances and estimate of current and wind-up related expenses. While such liquidation analysis was not intended to be a detailed or precise valuation analysis, it provided the Board with general guidance that an offer price of $1.50 per share was likely significantly higher than the Company’s liquidation value.”

(c)          Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Recommendation of the Board —Background of the Offer” is hereby amended and supplemented by adding the following sentence at the end of the first full paragraph under such heading on page 24 of the Schedule 14D-9:

“There were no substantive discussions between Fortress and the Company regarding post-transaction employment arrangements for the Company’s officers or employees prior to signing the Merger Agreement.”

(d)         Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor —Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following after the second full paragraph under such heading on page 32 of the Schedule 14D-9:

“Based on the methodology above, revenue and expense estimates were derived by Atlas from information provided and confirmed by management as reasonable.  Unlevered free cash flow estimates were calculated by Atlas based on those inputs. The revenue, operating expenses and unlevered free cash flow estimates used in the discounted cash flow analysis were:

(in thousands)

	2H 2020E	2021E	2022E	2023E	2024E
Total Revenue	$6,000	$41,000	$41,000	$39,000	$39,000
Operating Expenses	$13,588	$25,643	$25,643	$23,643	$21,643
Unlevered Free Cash Flow	$(5,088)	$9,138	$8,105	$8,249	$9,689

”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2020

FINJAN HOLDINGS, INC.

By:	/s/ Philip Hartstein
Name:	Philip Hartstein
Title:	President and Chief Executive Officer

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